NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada  V6B 4W4

Tel: 604-331-3376  Fax: 604-688-4712

June 26, 2006

Netco closes the sale of minor property assets

Netco Energy Inc. (the "Company") (NEI: TSX-V) announces that it has completed the  sale of its petroleum and natural gas property assets in the Greencourt, Niton and Morningside areas of Alberta for the amount of Cdn $375,000, as originally announced on June 8, 2006.

Netco will use the proceeds of the transaction to fund Netco’s oil and gas exploration programs and for general working capital.

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Gordon Nielsen at (604) 331-3376 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.